December 16, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Ernest Greene John Cash
Re:	Superior Group of Companies, Inc.
Form 10-K for the Year Ended December 31, 2019 Filed February 20, 2020 File No. 001-05869

Dear Messrs. Greene and Cash:

By letter dated December 9, 2020, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment on the annual report on Form 10-K for the year ended December 31, 2019 (the “10-K”) filed with the Commission by Superior Group of Companies, Inc. (the “Company”) on February 20, 2020.

This letter responds to such comment. Capitalized terms used but not defined herein have the meaning ascribed to them in the 10-K.

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We refer to your disclosure of “shipments” which has been defined as a non-GAAP measure. However, based on your description of shipments, it appears that it may be more akin to a financial metric, intended to convey the dollar value of shipments sent to your customers each period, than a non-GAAP measure. Please review the guidance set forth in SEC Release No. 33-10751 and advise. If our understanding is correct, please revise to comply with the disclosure guidance, specifically to provide a more robust statement indicating the reasons why the metric provides useful information to investors and a statement indicating how management uses the metric in managing or monitoring the performance of the business. If our understanding of shipments is incorrect, please explain and tell us how you considered the guidance found in Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment. After a detailed review of the definition of non-GAAP financial measure and related guidance from the Staff, we concur that shipments as used in the 10-K is akin to a financial metric and does not represent a non-GAAP financial measure (“NGFM”). The intent behind the use of the shipments metric in the Company’s disclosure was to provide investors with a measurement of customer demand affecting its Uniform and Related Products segment. Additionally, management uses the shipments metric to evaluate the performance of the Company’s Uniform and Related Products segment from period to period.

Direct: 727-803-7135 | Fax: 727-803-2641 | ademott@superiorgroupofcompanies.com

We note that SEC Release 33-10751 (the “Release”) lists the disclosure that the Commission generally expects companies to provide when using financial metrics that do not fall within the definition of NGFM in their Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). This disclosure includes (1) a clear definition of the metric and how it is calculated; (2) a statement indicating the reasons why the metric provides useful information to investors; and (3) a statement indicating how management uses the metric in managing or monitoring the performance of the business. The Release adds that companies should also consider whether there are estimates or assumptions underlying the metric or its calculation, and whether disclosure of such items is necessary for the metric not to be materially misleading.

The Company respectfully asserts that the disclosure it has provided in the 10-K complies with the Commission’s expectations articulated in the Release. First, the disclosure includes a clear definition of the metric (“net sales excluding, if applicable, net sales recorded with respect to contracts with customers in which there is an enforceable right to the payment for goods with no alternative use in advance of the transfer of these goods to our customers”) as well as a reconciliation table that shows how the metric is calculated for the periods presented. Second, the disclosure explains why the metric provides useful information to investors, by stating that shipments, “as a supplemental performance measure, tracks customer demand more closely” than net sales, because net sales, which are recorded when the Company receives the goods from its suppliers rather than at the time it transfers them to its customers “are affected by changes in the Company’s purchasing patterns that may not be directly aligned with customer demand.” Third, the disclosure states that shipments represents a primary metric by which Company management evaluates customer demand. As the Company did not use estimates or assumptions in calculating the metric that would be considered to have a material effect on investors’ understanding of the metric, no such estimates or assumptions were disclosed.

The Company proposes to remove shipments from its future periodic reports, as the relevance of the shipments metric as a supplemental performance measure has decreased, and management expects that, beginning with its results of operations for the full year ended December 31, 2020, the shipments metric will no longer be necessary to an investor’s understanding of the Company’s results of operations. In this context, the Company notes that it has provided the shipments metric in its periodic reports beginning with the quarterly report on Form 10-Q for the quarter ended March 31, 2019 and ending with the quarterly report on Form 10-Q for the quarter ended September 30, 2020 (collectively, the “Periodic Reports”). The following table shows, in $ thousands, for each quarter covered by the Periodic Reports, the difference between net sales and shipments. The decreasing relevance of the metric is demonstrated by the decline in the difference, as a dollar amount and particularly as a percentage of net sales.

	Net Sales	Shipments	Difference	Difference as a Percentage of Net Sales
For the Three Months Ended:
September 30, 2020	$73,234	$73,113	$121	0.2%
June 30, 2020	75,842	77,916	(2,074)	-2.7%
March 31, 2020	60,102	59,809	293	0.5%
December 31, 2019	63,151	64,968	(1,817)	-2.9%
September 30, 2019	54,979	60,891	(5,912)	-10.8%
June 30, 2019	60,745	64,261	(3,516)	-5.8%
March 31, 2019	58,679	60,390	(1,711)	-2.9%

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Andrew D. Demott, Jr.
Andrew D. Demott, Jr.
Chief Financial Officer

Cc:	Jordan M. Alpert, General Counsel, Superior Group of Companies, Inc. Roland S. Chase, Hill, Ward & Henderson, P.A.

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